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HECO Exhibit 12.2

Hawaiian Electric Company, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

Three months ended March 31	2003	2002

(dollars in thousands)
Fixed charges
Total interest charges	$11,179	$11,087
Interest component of rentals	206	142
Pretax preferred stock dividend requirements of subsidiaries	356	358
Preferred securities distributions of trust subsidiaries	1,919	1,919

Total fixed charges	$13,660	$13,506

Earnings
Income before preferred stock dividends of HECO	$17,926	$20,629
Income taxes (see note below)	11,152	12,869
Fixed charges, as shown	13,660	13,506
AFUDC for borrowed funds	(443)	(355)

Earnings available for fixed charges	$42,295	$46,649

Ratio of earnings to fixed charges	3.10	3.45

Note:
Income taxes is comprised of the following
Income tax expense relating to operating income from regulated activities	$11,215	$12,791
Income tax expense (benefit) relating to results from nonregulated activities	(63)	78

	$11,152	$12,869